aKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16003080

ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

SEC FILE NUMBER
8- 47152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

2300 Columbia Road South

(No. and Street)

Grand Forks   ND   58201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Kraft   701-795-4072

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP

(Name – if individual, state last, first, middle name)

10700 Research Drive #200   Milwaukee   WI   53226

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

S2/24/16

OATH OR AFFIRMATION

I, _Brian Kraft_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Alerus Securities Corporation_ , as of _December 31_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2020
```

Karen L Durkin
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014
TOGETHER WITH REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

TABLE OF CONTENTS

*   *   *   *   *   *   *   *   *   *

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statements of financial condition of Alerus Securities Corporation as of December 31, 2015 and 2014, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As described in Note 6 to the financial statements, Alerus Securities Corporation discovered and corrected an error in the 2013 financial statements related to recognition of the sale of the discontinued operations. Our opinion is not modified with respect to that matter.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 9, 2016


An independent member of Nexia International

ALERUS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2015 and 2014

ASSETS		2015	2014
CURRENT			
Cash and Cash Equivalents	$	410,455	$ 156,795
Marketable Securities		1,947,308	1,960,062
Interest Receivable		11,881	10,539
Commission Receivable		255,060	257,359
Due from Affiliates		17,462	-
Prepaid Expenses		21,121	22,603
Deferred Income Taxes		2,227	1,565
Total Current Assets		2,665,514	2,408,923
PROPERTY AND EQUIPMENT			
Furniture and Equipment		148,271	148,271
Accumulated Depreciation		(148,271)	(148,271)
Net Property and Equipment		-	-
TOTAL ASSETS	$	2,665,514	$ 2,408,923
LIABILITIES			
CURRENT			
Accrued Expenses	$	135,474	$ 134,291
Income Taxes Payable		160,096	234,241
Payable to Clearing Organizations		6,983	9,195
Total Current Liabilities		302,553	377,727
STOCKHOLDER'S EQUITY			
COMMON STOCK ($.01 Par Value- 1,500		1	1
Shares Authorized, 50 Shares Issued			
and Outstanding)			
ADDITIONAL PAID-IN CAPITAL		1,600,914	1,600,914
RETAINED EARNINGS		762,046	430,281
Total Stockholder's Equity		2,362,961	2,031,196
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,665,514	$ 2,408,923

ALERUS SECURITIES CORPORATION
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 1,928,188	$ 1,875,826
Net Investment Income	38,133	101,736
Total Revenue	1,966,321	1,977,562
EXPENSES		
Employee Compensation and Benefits	1,301,674	1,219,528
Education and Training	341	989
Occupancy Costs	47,432	68,156
Advertising and Promotion	11,782	2,975
Brokerage, Exchange and Clearance Fees	78,892	63,075
Other Operating Expenses	184,482	171,520
Total Expenses	1,624,603	1,526,242
Income from Continuing Operations Before Income Taxes	341,718	451,320
Income Tax Expense	126,425	174,800
Net Income from Continuing Operations	215,293	276,520
DISCONTINUED OPERATIONS		
Income from Operations of Discontinued Operations	181,420	165,683
Income Tax Expense	64,948	59,315
Net Income from Discontinued Operations	116,472	106,368
Net Income	$ 331,765	$ 382,888

See Accompanying Notes to the Financial Statements
-3-

ALERUS SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2013 AS PREVIOUSLY REPORTED	$ 1	$ 1,600,914	$ 954,482	$ 2,555,397
Prior-Period Adjustment - Error Related to Discontinued Operations			(157,089)	(157,089)
BALANCE, DECEMBER 31, 2013 AS RESTATED	1	1,600,914	797,393	2,398,308
Net Income 2014			382,888	382,888
Cash Dividend Declared 2014			(750,000)	(750,000)
BALANCE, DECEMBER 31, 2014	1	1,600,914	430,281	2,031,196
Net Income 2015			331,765	331,765
BALANCE, DECEMBER 31, 2015	$ 1	$ 1,600,914	$ 762,046	$ 2,362,961

ALERUS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Continuing Operations		
Net Income From Continuing Operations	$ 215,293	$ 276,520
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Deferred Income Taxes	(662)	(126)
Unrealized (Gain)/Loss on Investments	22,387	(52,300)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(1,342)	1,210
Prepaid Expenses	1,482	(1,745)
Commissions Receivable	2,299	(28,784)
Due from Affiliates	(17,462)	-
Investments	(9,633)	(6,934)
Accrued Expenses	1,183	(5,268)
Payable to Clearing Organizations	(2,212)	1,777
Income Taxes Payable	(74,145)	107,408
Cash Provided by Continuing Operations	137,188	291,758
Discontinued Operations		
Net Income From Discontinued Operations	116,472	106,368
Cash Provided by Discontinued Operations	116,472	106,368
NET CASH PROVIDED BY OPERATING ACTIVITIES	253,660	398,126
FINANCING ACTIVITIES		
Cash Dividends Paid	-	(750,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	156,795	508,669
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 410,455	$ 156,795
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the year	$ 266,180	$ 126,833

See Accompanying Notes to the Financial Statements

-5-

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, N.A., which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable Securities Investment securities are valued at market value and considered trading. Securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP) with regard to *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in Note 10.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis. Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from the policies.

Advertising Expense Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax basis of accrued flexible time off. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company files consolidated federal and state income tax returns with its parent and affiliated companies. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence.

Use of Estimates in the Preparation of Financial Statements   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2   RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2015 and 2014 the amount of cash restricted for RBC Dain was $100,000.

NOTE 3   MARKETABLE SECURITIES

Marketable securities are bought and held by the Company principally for the purpose of selling them in the near term, and are accordingly classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. At December 31, 2015 and 2014 marketable securities included net unrealized gains of $88,929 and $111,316, respectively. At December 31, 2015 and 2014 the Company's holdings in marketable securities are summarized as follows:

	2015	2014
U.S. Treasury and Government Agency Securities	$ 760,000	$ 637,288
U.S. Federal Securities	1,187,308	1,322,774
Total	$ 1,947,308	$ 1,960,062

NOTE 3 MARKETABLE SECURITIES (CONTINUED)

The amortized cost and approximate fair value of securities as of December 31, 2015 and 2014, by contractual maturity, are as follows:

| | Securities Held for Trading | |
December 31, 2015	Amortized Cost	Approximate Market Value
Due in One Year or Less	$ -	$ -
Due After One Year through Five Years	887,761	906,402
Due After Five Years through Ten Years	867,894	915,623
Due After Ten Years	102,724	125,283
Total	$ 1,858,379	$ 1,947,308

| | Securities Held for Trading | |
December 31, 2014	Amortized Cost	Approximate Market Value
Due in One Year or Less	$ 115,035	$ 125,218
Due After One Year through Five Years	729,218	720,190
Due After Five Years through Ten Years	901,769	982,621
Due After Ten Years	102,724	132,033
Total	$ 1,848,746	$ 1,960,062

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2015 and 2014, were $240,000 and $479,606, respectively. Gross losses recognized on these sales were $0 and $3,046 for the years ending December 31, 2015 and 2014, respectively. For the years ended December 31, 2015 and 2014, gross gains recognized on these sales were $4,965 and $0, respectively.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial, N.A. for the years ending December 31, 2015 and 2014, amounted to $72,000 and $53,940, respectively .

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a year to year basis. Rental payments amounted to $47,432 and $68,156, for the years ending December 31, 2015 and 2014, respectively. Future lease commitments to affiliated companies extend through 2016 and amount to $51,648.

NOTE 4 RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also has cash on deposit and all of its investment security accounts with an affiliated company. Payments to affiliated companies for investment management services amounted to $16,856 and $16,724, for the years ending December 31, 2015 and 2014, respectively.

In the ordinary course of business, the Company has provided services to employees of affiliated companies. These services are performed on substantially the same terms and conditions as those provided to other customers.

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans of Alerus Financial Corporation, including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for the years ending December 31, 2015 and 2014, were $60,273 and $55,214, respectively.

NOTE 6 PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2014 has been adjusted to correct an error related to discontinued operations in 2013. Had the error not been made, net income for 2013 would have been decreased by $157,089, net of income tax of $97,926.

NOTE 7 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2015 and 2014, includes the following components:

	2015	2014
Current:		
Federal	$ 178,441	$ 206,059
State	12,270	27,930
Total	190,711	233,989
Deferred:		
Federal	785	106
State	(123)	20
Total	662	126
Total Current and Deferred:		
Federal	179,226	206,165
State	12,147	27,950
Total	$ 191,373	$ 234,115

NOTE 7 INCOME TAXES (CONTINUED)

Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets are as follows at December 31, 2015 and 2014:

	2015	2014
Deferred Tax Assets		
Accrued Flexible Time Off	$ 2,227	$ 1,565

The reconciliation between applicable income taxes and the amount computed at the applicable statutory Federal tax rate, for the years ending December 31, 2015 and 2014, are as follows:

	2015	
	Amount	Percent of Pretax Income
Taxes at Statutory Federal Income Tax Rate	$ 183,098	35.0%
Increase in Taxes Resulting from:		
State Income Taxes, Net of Federal Benefits	8,275	1.6%
Applicable Income Taxes	$ 191,373	36.6%

	2014	
	Amount	Percent of Pretax Income
Taxes at Statutory Federal Income Tax Rate	$ 215,951	35.0%
Increase in Taxes Resulting from:		
State Income Taxes, Net of Federal Benefits	18,164	2.9%
Applicable Income Taxes	$ 234,115	37.9%

The Company files a consolidated federal and state income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $160,096 and $234,241, at December 31, 2015 and 2014, respectively.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 for the years ending December 31, 2015 and 2014.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, is subject to a $250,000 net capital requirement. As of December 31, 2015 and 2014, the Company had net capital of $2,251,359 and $1,938,383, respectively, which was $2,001,359 and $1,688,383, respectively, in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) as of December 31, 2015 and 2014, was .13 to 1 and .19 to 1 to aggregate indebtedness, respectively.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

The Company follows U.S. GAAP with regard to *Fair Value Measurements,* which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in this Note.

Fair Value Hierarchy
Under U.S. GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

US Government and Agency Securities: Valued at prices reported for similar instruments in active markets.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015 and 2014:

Balance at December 31, 2015	Level 1	Level 2
Fixed Income		
U.S. Treasury and Government Agency Securities	$ -	$ 760,000
U.S. Federal Securities	-	1,187,308
Total	$ -	$ 1,947,308

Balance at December 31, 2014	Level 1	Level 2
Fixed Income		
U.S. Treasury and Government Agency Securities	$ -	$ 637,288
U.S. Federal Securities	-	1,322,774
Total	$ -	$ 1,960,062

The realized and unrealized gains (losses) related to trading securities recognized as investment income amounted to ($17,422) and $49,255, for the years ending December 31, 2015 and 2014, respectively.

NOTE 11 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. As of December 31, 2015 and 2014, no deposits exceeded the $250,000 insurance limit of the Federal Deposit Insurance Corporation.

NOTE 12 DISCONTINUED OPERATIONS

In August 2013 the Company closed on an asset sale agreement with Farmers National Company for the sale its agricultural securities business. The agricultural securities business included an alternative trading system for trading agricultural cooperatives and limited liability companies. The terms of the agreement include initial consideration paid at closing of $81,269 and quarterly earn out payments equal to 37.5% of the securities commissions earned by Farmers National Company for the first sixteen full calendar quarters following the closing. The Statement of Income has been presented to show the discontinued operation separately from the continuing operations.

NOTE 13 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 9, 2016, which is the date these financial statements were issued.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2015 and 2014

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2015 and 2014

	2015	2014
Total Stockholder's Equity Qualified for Net Capital	$ 2,362,961	$ 2,031,196
Deductions and Charges		
Non Allowable Assets		
Prepaid Expenses	21,121	22,603
Due From Affiliates	17,462	-
Deferred Tax Asset	2,227	1,565
Net Capital Before Haircuts on Securities Positions	2,322,151	2,007,028
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	64,783	67,763
Money Market Funds and Other	6,009	882
NET CAPITAL	$ 2,251,359	$ 1,938,383

AGGREGATE INDEBTEDNESS

	2015	2014
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker	$ 6,983	$ 9,195
Brokerage Commissions Payable	79,047	87,192
Accrued Expenses on Employee Benefit Plans	42,677	34,395
Other Accounts Payable and Accrued Expenses	173,846	246,945
AGGREGATE INDEBTEDNESS	$ 302,553	$ 377,727

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2015	2014
Minimum Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital	$ 2,001,359	$ 1,688,383
Excess Net Capital at 120% of minimum net capital required	$ 1,951,359	$ 1,638,383
Ratio: Aggregate Indebtedness to Net Capital	.13 to 1	.19 to 1

The following schedule illustrates the differences between the Company's net capital as originally filed and the above computation:

	2015	2014
Net Capital Per Regulatory Filing (as originally filed)	$ 2,251,359	$ 1,842,022
Adjustments to Stockholder's Equity (as disclosed in Note 6):		
Increase in Non Allowable Asset - Deferred Tax Asset	-	(1,565)
Decrease in Deferred Tax Liability	-	97,926
Net Capital Per Regulatory Filing	$ 2,251,359	$ 1,938,383

SCHEDULE II
ALERUS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3
As of December 31, 2015 and 2014

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

SCHEDULE III
ALERUS SECURITIES CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As of December 31, 2015 and 2014

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Alerus Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation compliance with those requirements. Alerus Securities Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $78,892 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2015, to Alerus Securities Corporation's supporting schedule, noting no differences.
   b. Compared the $17,422 aggregate total of additions reported on page 2, section 2b of Form SIPC-7 for the year ended December 31, 2015, to Alerus Securities Corporation's supporting schedule, noting no differences.



An independent member of Nexia International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $2,086,272 and $5,216, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $78,892 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.

   c. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $17,422 aggregate additions report on page 2, section 2b of Form SIPC-7, noting no differences.

5. Compared the amount of overpayments applied to the current assessment with the Form SIPC-7 to the applicable SIPC report, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 9, 2016

ALERUS SECURITIES CORPORATION
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2015

Total Revenue	$ 2,147,742
Total Additions	17,422
Total Deductions	78,892
SIPC Net Operating Revenues	$ 2,086,272
General Assessment @ .0025	$ 5,216

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/23/2015	No agent identified	$ -	$ 2,578
1/15/2016	No agent identified	-	2,609
	2013 over payment	-	29
		$ -	$ 5,216

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
18*18*******2448********************MIXED AADC 220
047152   FINRA   DEC
ALERUS SECURITIES CORPORATION
2300 S COLUMBIA RD
GRAND FORKS ND 58201-5826
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kraft 701-795-4072

2. A. General Assessment (item 2e from page 2) $ *5,216*

    B. Less payment made with SIPC-6 filed (exclude interest)   (*2,578*)

       7/24/15
        Date Paid

    C. Less prior overpayment applied   (*29*)

    D. Assessment balance due or (overpayment)   *2,609*

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ *2,609*

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alerus Securities Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the *14th* day of *January*, 20 *16*.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __2,147,742__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   __17,422__

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   __17,422__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __78,892__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   __78,892__

2d. SIPC Net Operating Revenues $__2,086,272__

2e. General Assessment @ .0025 $__5,216__
(to page 1, line 2.A.)

2



SECURITIES
Member FINRA & SIPC

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2016

The below information is designed to meet the Exemption report criteria pursuant to SEC Rule 17a-5(d)(4):

Alerus Securities is a broker/dealer registered with the SEC and FINRA.

Alerus Securities claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended 12/31/15.

Alerus Securities is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

Alerus Securities has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of 1/1/15 through 12/31/15 without exception.

Alerus Securities has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of 1/1/15 through 12/31/15.

The above statements are true and correct to the best of my and my Firm's knowledge.

Brian Kraft
President

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Alerus Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Alerus Securities Corporation stated that the Company met the identified exemption provisions throughout the period of January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 9, 2016